SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 10)

___________

JOS. A. BANK CLOTHIERS, INC.

(Name of Subject Company)

JOS. A. BANK CLOTHIERS, INC.

(Name of Person(s) Filing Statement)

COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

480838101

(CUSIP Number of Class of Securities)

___________

Charles D. Frazer

Senior Vice President – General Counsel

500 Hanover Pike

Hampstead, Maryland 21074

(410) 239-5730

(Name, Address and Telephone Number of Person Authorized to Receive

Notice and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Paul T. Schnell, Esq. Jeremy D. London, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 4 Times Square New York, New York 10036 (212) 735-3000	Jim J. Shoemake, Esq. Guilfoil Petzall & Shoemake, L.L.C. 100 South Fourth Street, Suite 500 St. Louis, Missouri 63102 (314) 266-3014

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 10 to Schedule 14D-9 amends and supplements the Schedule 14D-9, originally filed by Jos. A. Bank Clothiers, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on January 17, 2014 (as amended and supplemented, the “Schedule 14D-9”), relating to the tender offer commenced by Java Corp. (the “Offeror”), a Delaware corporation and wholly owned subsidiary of The Men’s Wearhouse, a Texas corporation (“MW”), to acquire all outstanding shares of common stock, par value $0.01 per share, of the Company (the “Shares”) at a purchase price of $57.50 per share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 6, 2014 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

As previously disclosed, on February 24, 2014, the Offeror amended the Offer to, among other things, increase the purchase price from $57.50 per Share to $63.50 per share.

Except as otherwise noted below, no changes are being made to the Schedule 14D-9.

Item 8.	Additional Information

Item 8 is hereby amended and supplemented as set forth below.

The section titled “Litigation” is hereby amended to add the following language at the end thereof:

“On February 24, 2014, counsel for MW and the Defendants participated in a teleconference with the Hon. J. Travis Laster in the Delaware Court of Chancery, in connection with the case captioned The Men’s Wearhouse Inc. v. Robert N. Wildrick et al. C.A. No. 9893, to discuss motions brought by MW for a temporary restraining order and expedited discovery proceedings. Vice Chancellor Laster did not grant MW’s motion for a temporary restraining order, on mootness grounds, and granted MW’s motion for expedited discovery proceedings. Defendants agreed to provide notice of any closing of the Everest Transaction at least 10 calendar days in advance. Vice Chancellor Laster set a preliminary injunction hearing on the Everest Transaction for March 25, 2014.”

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

JOS. A. BANK CLOTHIERS, INC.

By:	/s/ Charles D. Frazer
Name: Title:	Charles D. Frazer Senior Vice President – General Counsel

Dated: February 25, 2014

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